LONDON, United Kingdom: December 13, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Press release

Crew Minerals ASA, a fully owned subsidiary of Crew Gold Corporation, is pleased to report that it has accepted subscriptions for a Public Offering of shares for aggregate gross proceeds of NOK 50 million (USD 8,1  million). The subscription price was NOK 12 per share corresponding to a pre-money valuation (taking into account the private placement of NOK 450 million closed  November 28, see below) of NOK 1,050 million (USD 170 million).

On November 28, 2006 Crew Minerals ASA closed a private placement with aggregate gross proceeds of NOK 450 million (USD 72,8 million). The subscription price in the private placement was NOK 12 per share.

Completion of the public offering and the private placement are subject to Crew Mineral’s shares being listed on Oslo Stock Exchange within 31 December 2006.

Once the transactions are completed, Crew Gold Corporation will hold 54,5% of the issued and outstanding shares of

Crew Minerals ASA, and the company will have more than 480 shareholders in total.

Crew Minerals ASA has applied for listing of its shares at the Oslo Stock Exchange, and the board of Oslo Stock Exchange is expected to consider the application in its meeting December 19, 2006, and first day of trading is expected to be on or around December 21, given a positive decision by the board of Oslo Stock Exchange.

The purpose of the transactions is to fund Crew  Mineral`s further expansion through:

- Establishing a Bankable Feasibility Study for the Mindoro Nickel Project in the Philippines

- Acquisitions of companies/projects

- Exploration activities

- General and administrative expenses

First Securities ASA and Pareto Securities ASA/Pareto Private Equity ASA are Crew`s advisors and placement agents for the transactions and the listing process at Oslo Stock Exchange.

Hans Christian Qvist

President & CEO

Crew Minerals ASA

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – December 13, 2006

Crew Minerals ASA Accept Subscriptions for Public Offering